UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 333-100078

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNITED SECURITY BANK CASH or DEFERRED STOCK OWNERSHIP PLAN

B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Security Bank
2126 Inyo Street
Fresno, California, 93721

United Security Bank Cash or Deferred Stock Ownership Plan

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009
with Report of Independent Registered Public Accounting Firm

Form 11-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net assets available for benefits of United Security Bank Cash or Deferred Stock Ownership Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4(i)-Schedule of Assets (Held at End of Year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP
Santa Clara, CA
June 29, 2011

United Security Bank
Cash or Deferred Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009

ASSETS
Cash	$2	$2
Investments, at fair value:

Common stock of United Security Bank	1,138,951	1,373,550
Separately managed accounts	1,162,129	843,163
Money Market Mutual Funds	40,423	176,178
Notes Receivable from Participants	85,149	58,133
Participant contributions receivable	0	14,018

NET ASSETS AVAILABLE FOR BENEFITS	$2,426,654	$2,465,044

See notes to financial statements

United Security Bank
Cash or Deferred Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2010

CHANGES IN NET ASSETS ATTRIBUTED TO:

Net depreciation in common stock of United Security Bank	$(193,198)
Net appreciation in fair value of other investments	121,717
Dividends	57,103
Interest	3,935
Participant contributions	360,039
Benefits paid to participants	(386,920)
Administrative expenses	(1,066)
NET CHANGE	(38,390)

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	2,465,044

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$2,426,654

See notes to financial statements

United Security Bank
Cash or Deferred Stock Ownership Plan
Notes to Financial Statements
December 31, 2010 and 2009

NOTE 1 – DESCRIPTION OF PLAN

The following brief description of the United Security Bank Cash or Deferred Stock Ownership Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The primary purpose of the United Security Bank Cash or Deferred Stock Ownership Plan (the “Plan”) is to provide employees of United Security Bank (the “Company”) the opportunity to accumulate funds for their retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was amended and restated as of January 1, 2009 to conform to recent changes in the law including, the provisions of the Pension Act of 2006; the final Treasury regulations under Code section 415 published April 5, 2007; and the provisions of the Heroes Earnings Assistance and Relief Tax Act of 2008.

Eligibility

The Plan is a defined contribution plan covering all regular part-time or full-time employees of the Company. Employees may participate in the voluntary salary deferral feature of the Plan on the first day of the month following employment. Employees will be eligible to receive employer contributions as of the first date of the Plan year in which the employee completes one year of service and attained the age of 21, provided the employee is credited with 1,000 hours of service during the Plan year and is employed on the last day of that Plan year.

Administration

The Plan is administered by the Company. Administrative expenses are paid by the Company, except for expenses incurred at the participant level which are charged against the participant’s individual accounts.

Participant accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Employee contributions

Participants may contribute to the Plan a percentage or a specific dollar amount of their annual wages, not to exceed certain dollar limitations determined annually by the Internal Revenue Service.

Employer contributions

The Company is under no obligation to contribute to the Plan in any given year. The Company may make a discretionary matching contribution, annually, at the discretion of the Board of Directors, which is allocated in proportion to participants’ eligible compensation to the total compensation of all eligible participants for the Plan year. Eligible compensation includes employee contributions to the Plan and to the Company Cafeteria Plan. Employer contributions are made in shares of common stock of United Security Bank and may be re- invested in other plan investments at the discretion of the participant. The employer did not make discretionary contributions during 2010.

Vesting

Vesting in the Company’s contributions is based on years of continuous service. Discretionary contributions by the Company and employer matching contributions vest on a pro rata basis beginning after two years of service and are fully vested after six years of credited service. In the event of death, disability or retirement, a participant’s interest in employer contributions become fully vested.

Notes receivable from participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, except that a loan used to acquire a principal residence may be repaid over a reasonable time commensurate with the repayment period similar to commercial loans. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid through payroll deductions. Loan expenses are deducted from the gross loan amount upon distribution to the employee. As of December 31, 2010 and 2009, the rates of interest on outstanding loans ranged from 4.25% to 9.25% with maturities through July 2020.

Forfeitures

Forfeitures are the non-vested portion of a participant’s account that is lost upon termination of employment. Forfeitures are retained in the Plan and will be used to reduce future employer contributions. Non-vested amounts forfeited total $1,947 and $5,575 of net assets available for benefits at December 31, 2010 and 2009, respectively. For the year ended December 31, 2010, nonvested accounts totaling $1,947 were forfeited, which will be used to reduce future employer contributions.  No forfeitures were used during the year ended December 31, 2010.

Distributions

Upon termination of service, the participant may elect to receive benefits equal to the vested value of his or her account in one lump-sum payment or equal annual installments. The Plan allows in-service distributions for participants that have reached Normal Retirement Age as defined in the Plan, but are still working for the Company.

Plan termination

Although termination of the Plan is not presently contemplated, the Company does have the right to terminate the Plan at any time. In the event of termination, participants become 100% vested in the aggregate value of their respective accounts.

Plan Amendments

Effective January 1, 2010, the Plan was amended to provide how each participant shall be entitled to direct the Plan Trustee as to the manner in which any Employer Stock which are allocated to the employer account of the participant may be voted. Each Participant is entitled to direct the Trustee as to the manner in which any Employer Stock which is a registration-type class of securities (as defined in Code section 409(e)(4)) which are allocated to the Employer Account of the Participant are to be voted. With respect to any class of Employer Stock which is not a registration-type class of securities (as defined in Code section 409(e)(4)), a Participant is entitled to direct the Trustee as to the manner in which voting rights will be exercised with respect to any corporate matter which involves the voting of such shares allocated to the Participant's Employer Stock Account with respect to the approval or disapproval of any corporate merger or consolidation, recapitalization, reclassification, liquidation, dissolution, sale of substantially all assets of a trade or business, or such similar transactions as may be prescribed in Treasury regulations.

In July 2010 the Plan sponsor restated the Plan by adopting a new plan description and prospectus which updated the Plan for required law changes. This document has received a favorable advisory letter from the Internal Revenue Service.  There were no significant variations in the Plan’s design as a result of the adoption of this restatement.

NOTE 2 – ACCOUNTING POLICIES

Basis of accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. The new guidance requires additional disclosures about transfers between levels within the fair value hierarchy and clarifies existing disclosure requirements regarding classes of assets and liabilities measured at fair value. The new guidance requires the Plan to: (a) disclose separately the amounts of significant transfers into and out of each level of the fair value hierarchy and describe the reasons for those transfers, (b) disclose the Plan’s policy for determining when transfers between levels of the fair value hierarchy are recognized, and (c) present information about purchases, sales, issuances, and settlements on a gross basis in the reconciliation of the beginning and ending balance of Level 3 fair value measurements. The new guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 reconciliation disclosures which are effective for reporting periods beginning after December 15, 2010. The Plan adopted this guidance on January 1, 2010. See Note 3.

In September 2010, the FASB issued ASU 2010-25, Plan Accounting-Defined Contribution Pension Plans which amends existing guidance by requiring participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  The amendments to the Accounting Standards Codification included in ASU 2010-25 are effective for fiscal years ending after December 15, 2010.  The Plan has adopted this guidance effective December 31, 2010 and has reclassified participant loans of $85,149 and $58,133 as of December 31, 2010 and 2009, respectively, from investments to notes receivable from participants.

Investment valuation

Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.  See Note 3 for discussion of fair value measurements.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation/depreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and depreciation of those investments.

Concentration of credit risk

The Plan is subject to concentrations of credit risk with respect to common stock of United Security Bancshares stock held by the Plan. At December 31, 2010, approximately 49% of the Plan assets are invested in United Security Bancshares stock, which is publicly traded on the NASDAQ stock exchange. United Security Bancshares stock, adjusted for stock dividends, traded at a high closing price of $5.21 per share and a low closing price of $3.41 per share during 2010. Company performance and other environmental factors impact the market value of this investment on a daily basis.

The Plan is also subject to concentrations of credit risk with respect to money market funds held at Principal Financial Group. These amounts are not guaranteed by the Federal Deposit Insurance Corporation. At December 31, 2010 and 2009, the Plan held money market accounts of $40,423 and $176,178, respectively.

Payment of benefits

Benefits are recorded when paid. The Plan accounts for benefits due to participants who have terminated employment with the Company as a component of net assets available for benefits until such amounts have been paid.

Subsequent Events

Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before financial statements are issued. The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before financial statements are issued.  Note 8 provides disclosure of certain subsequent events that did not result in recognition in the financial statements.

Management has reviewed events occurring through June 29, 2011, the date the financial statements were available to be issued.

NOTE 3 – FAIR VALUE MEASUREMENTS

The Plan classifies its investments based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Principal Financial Group separately managed accounts and the money market mutual fund consist of a wide variety of underlying investments in registered investment companies. Units held in separately managed accounts and money market mutual fund are valued using the net asset value (NAV) of the fund. The NAV is based on the fair value of the underlying assets owned by the account, minus its liabilities, and then divided by the number of units outstanding. The net asset value of separately managed accounts and the money market mutual fund is calculated based on observable market inputs. Accordingly, investments held in separately managed accounts and the money market mutual fund are classified within level 2 of the valuation hierarchy.

Common stock of United Security Bank: The common stock is valued at quoted market prices. Accordingly, investments in common stock are classified within Level 1 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and December 31, 2009.

	Assets at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total
Money market mutual fund	$0	$40,423	$0	$40,423
Separately managed accounts:
Balanced Portfolio Fund	0	273,597	0	273,597
Conservative Portfolio Fund	0	137,731	0	137,731
Moderate Portfolio Fund	0	26,874	0	26,874
Aggressive Portfolio Fund	0	486,467	0	486,467
Equity Aggressive Portfolio Fund	0	237,460	0	237,460
Common stock	1,138,951	0	0	1,138,951
Total assets at fair value	$1,138,951	$1,202,552	$0	$2,341,503

	Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Money market mutual fund	$0	$176,178	$0	$176,178
Separately managed accounts:
Balanced Portfolio Fund	0	179,601	0	179,601
Conservative Portfolio Fund	0	91,800	0	91,800
Moderate Portfolio Fund	0	18,450	0	18,450
Aggressive Portfolio Fund	0	366,756	0	366,756
Equity Aggressive Portfolio Fund	0	186,556	0	186,556
Common stock	1,373,550	0	0	1,373,550
Total assets at fair value	$1,373,550	$1,019,341	$0	$2,392,891

NOTE 4 – INVESTMENTS

A substantial amount of the Plan’s assets were invested in the common stock of the Company and are held by Principal, the Plan’s trustee. The remaining portion of the Plan’s assets is held in the form of cash, money market mutual funds and separately managed accounts.

The Plan’s investments include 303,752.9726 allocated shares and 104.985 unallocated shares of Company stock at December 31, 2010. At December 31, 2010, the Company common stock was valued at the quoted market price of $3.76 per share.

The Plan’s investments include 312,070.0065 allocated shares and 100.8890 unallocated shares of Company stock at December 31, 2009. The Company common stock is valued at the quoted market price of $4.40 per share.

The following investments represent 5% or more of the Plan’s net assets available for benefits at December 31,

	2010	2009
United Security Bank common stock	$1,138,951	$1,373,550
Aggressive Portfolio	486,467	366,734
Equity Aggressive Portfolio	237,460	186,558
Balanced Portfolio	273,597	179,613
Money Market R5 Fund (1)	40,423	176,178

(1) Balances shown for 2010 were not more than 5% of Plan assets at December 31, 2010. Amounts shown for comparative purposes only between 2010 and 2009.

NOTE 5 – TAX STATUS

The Plan obtained its latest determination letter dated April 4, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been restated since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Plan’s assets are held by Principal Financial Group (PFG). Some of the Plan assets are invested in funds managed by PFG. PFG also provides record keeping and investment services to the plan.

Company contributions are managed by PFG, which invests cash received, interest and dividend income and makes distributions to participants.

Administrative functions are jointly performed by All Valley Administrators and by employees of the Company. No employee receives compensation from the Plan. PFG expenses incurred at the participant level are absorbed by the Plan and allocated among the related participant’s accounts. The independent auditors’ fees are paid directly by the Company.

NOTE 7 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

NOTE 8 – SUBSEQUENT EVENTS

Included in investments as of December 31, 2010 are shares of the Company’s common stock at a value totaling $1,138,951 and representing approximately 49% of total investments.  As of June 27, 2011, the share price of the Company’s common stock was $3.03, and based upon the number of shares held as of December 31, 2010, this equates to an approximate decrease in net assets available for benefits of 19%.

By end of June 2011, the Board of Directors of the Company may approve a resolution to merge the United Security Bank ESOP (the ESOP) into the Plan effective August 15, 2011 (Merger date).  Effective Merger date, benefits would cease to accrue in the ESOP and assets of the ESOP would transfer into the Plan as soon as administratively feasible.

United Security Bank
Cash or Deferred Stock Ownership Plan

SCHEDULE H, LINE 4i
Schedule of Assets (Held at End of Year)
Employer Identification Number 77-0103429
Plan Number 002

December 31, 2010

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
*	United Security Bank	Cash		2

*	United Security Bank	303,752.9726 shares of common stock		1,138,951

*	Principal Financial Group	Money Market R5 Fund		40,423

*	Principal Financial Group - Balanced Portfolio Fund:
	Principal Bond Market Index R5 Fund	5295.1699 shares		54,858
	Principal Core Plus Bond I R5 Fund	5050.3751 shares		54,847
	Principal LargeCap S&P 500 Index R5 Fund	3683.3995 shares		32,782
	Principal Real Estate Securities R5 Fund	864.1914 shares		13,611
	Russell Emerging Markets E Fund	395.9243 shares		8,227
	Russell International Developed Markets E Fund	1380.579 shares		43,792
	Russell US Core Equity E Fund	978.1132 shares		27,309
	Russell US Quantitative Equity E Fund	953.8647 shares		27,309
	Russell US Small & Mid Cap E Fund	476.8054 shares		10,862
	Total Balanced Portfolio Fund			273,597

*	Principal Financial Group - Conservative Portfolio Fund
	Principal Bond Market Index R5 Fund	2927.1522 shares		30,325
	Principal Core Plus Bond I R5 Fund	7362.3714 shares		79,955
	Principal LargeCap S&P 500 Index R5 Fund	617.15 shares		5,493
	Principal Real Estate Securities R5 Fund	260.6273 shares		4,105
	Russell International Developed Markets E Fund	130.1152 shares		4,127
	Russell US Core Equity E Fund	245.8228 shares		6,863
	Russell US Quantitative Equity E Fund	239.7286 shares		6,863
	Total Conservative Portfolio Fund			137,731

*	Principal Financial Group - Moderate Portfolio Fund:
	Principal Bond Market Index R5 Fund	701.5169 shares		7,268
	Principal Core Plus Bond I R5 Fund	818.1251 shares		8,885
	Principal LargeCap S&P 500 Index R5 Fund	241.0392 shares		2,145
	Principal Real Estate Securities R5 Fund	67.8636 shares		1,069
	Russell International Developed Markets E Fund	93.1662 shares		2,955
	Russell US Core Equity E Fund	67.2073 shares		1,876
	Russell US Quantitative Equity E Fund	65.5413 shares		1,876
	Russell US Small & Mid Cap E Fund	35.1033 shares		800
	Total Moderate Portfolio Fund			26,874

*	Principal Financial Group - Aggressive Portfolio Fund:
	Principal Core Plus Bond I R5 Fund	8988.6082 shares		97,616
	Principal LargeCap S&P 500 Index R5 Fund	8739.3616 shares		77,780
	Principal Real Estate Securities R5 Fund	1845.3546 shares		29,064
	Russell Emerging Markets E Fund	939.3921 shares		19,521
	Russell International Developed Markets E Fund	2917.3504 shares		92,538
	Russell US Core Equity E Fund	2610.7912 shares		72,894
	Russell US Quantitative Equity E Fund	2546.0671 shares		72,894
	Russell US Small & Mid Cap E Fund	1060.564 shares		24,160
	Total Aggressive Portfolio Fund			486,467

*	Principal Financial Group - Equity Aggressive Portfolio Fund:
	Principal LargeCap S&P 500 Index R5 Fund	7737.5991 shares		68,865
	Principal Real Estate Securities R5 Fund	1051.651 shares		16,564
	Russell Emerging Markets E Fund	688.32 shares		14,303
	Russell International Developed Markets E Fund	1800.0998 shares		57,099
	Russell US Core Equity E Fund	1190.3013 shares		33,233
	Russell US Quantitative Equity E Fund	1160.7928 shares		33,234
	Russell US Small & Mid Cap E Fund	621.6712 shares		14,162
	Total Equity Aggressive Portfolio Fund			237,460

*	Notes Receivable from Participants	4.25% - 9.25% rate Maturities through July 2020		85,149

				$2,426,654

(d) Investments are participant directed; therefore, cost information is not required.

* Indicates party-in-interest to the Plan

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Security Bank Cash or Deferred Ownership Plan

June 29, 2010

By: /s/ Richard B. Shupe
Senior Vice President
and Chief Financial Officer of United Security Bank

EXHIBIT INDEX

EXHIBIT
NUMBER	EXHIBIT

23.1	Consent of Moss Adams LLP